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                                                                    EXHIBIT 12.1

                        PACKAGING RESOURCES INCORPORATED
                  STATEMENT RE COMPUTATION OF FINANCIAL RATIOS

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                                                                              Fiscal Year Ended
                                                                              -----------------
                                               Feb. 29         Feb. 28          Feb. 28          Feb. 28           Feb. 29
                                                 1996           1997             1998             1999              2000
                                               -------         -------          -------          -------           -------
                                                                       (dollars in thousands)
EBITDA:
Net income (loss) before
  extraordinary item......................       1,333            247              (30)            2,493            (4,861)
Income tax expense (benefit)..............       1,006            491              346             1,880            (3,240)
Interest expense..........................      10,671         12,711           13,580            13,891            15,703
Depreciation and amortization.............       9,721          8,039            7,920             8,764             9,603
Other expense.............................         --             --               800              --               6,721
                                                ------        -------           ------            ------            ------

EBITDA....................................      22,731         21,488           22,616            27,028            23,926
                                                ======        =======           ======            ======            =======

Earnings to fixed charge ratio:
  Fixed charges:
     Interest expense before deferred
        financing costs...................       9,011         11,839           12,916            13,227            15,039
     Interest element of rentals(1).......         687            586              518               557             1,734
     Amortization of deferred financing
      cost................................       1,660            872              664               664               664
                                                ------        -------           ------            ------            ------

 Total fixed charges......................      11,358         13,297           14,098            14,448            17,437

Earnings:
  Net Income (loss) before
    extraordinary item....................       1,333            247              (30)            2,493            (4,861)
  Income tax expense (benefit)............       1,006            491              346             1,880            (3,240)
  Fixed charges...........................      11,358         13,297           14,098            14,448            17,437
                                                ------        -------           ------            ------            ------

Total earnings..........................        13,697         14,035           14,414            18,821             9,336
                                                ======        =======           ======            ======            ======

Ratio of earnings to fixed charges..              1.21           1.06             1.02              1.30              --(2)
                                                ======        =======           ======            ======            =======

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(1)  Deemed to be approximately one-third of rental expenses.
(2) In fiscal 2000, earnings were insufficient to cover fixed charges by $8,101.